# SEC Schedule 13D/A (Amendment No. 3) — Beneficial ownership report by holders of more than 5% of a class

Issuer: ModivCare Inc, CIK 0001220754
CUSIP: 60783X104
Title of class of securities: Common Stock, $0.001 par value per share
Address of issuer's principal executive offices: 6900 E Layton Avenue, 12th Floor, Denver, Colorado (CO), 80237
Date of event which requires filing of this statement: 12/16/2024
Amends the filing with accession number 0001140361-24-045923
Filed by CIK 0001469588
Persons authorized to receive notices and communications: Nelson Holm, 301 Commerce Street, Suite 3200, Fort Worth, Texas (TX), 76102, (817) 332-9500

## Reporting persons
- Q Global Capital Management, L.P. (CIK 0001469588): type of reporting person: partnership (PN); citizenship or place of organization: Texas (TX); source of funds: other (OO); sole voting power 1,967,098; shared voting power 0; sole dispositive power 1,967,098; shared dispositive power 0; aggregate amount beneficially owned 1,967,098 (13.77% of the class)
  Comment: (1) See Item 3 with respect to source of funds in Row (4).
  (2) Q Global Capital Management, L.P., has sole voting and dispositive power over the shares reported herein as the investment manager of Q5-R5 Trading, Ltd.
  (3) Percent of class represented by amount in Row (11) is calculated based on 14,283,664 shares of the Common Stock, par value $0.001 per share, of ModivCare, Inc. outstanding as of November 1, 2024, as reported in the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 7, 2024.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, $0.001 par value per share
Name of issuer: ModivCare Inc
Address of issuer's principal executive offices: 6900 E Layton Avenue, 12th Floor, Denver, Colorado (CO), 80237
Comment: Pursuant to Rule 13d-2(a) under the Act, this Amendment No. 3 to the Schedule 13D ("Amendment No. 3") amends certain items of the Schedule 13D filed by the Reporting Person with the Securities and Exchange Commission (the "Commission") on November 8, 2024, as amended by Amendment No. 1 dated December 9, 2024 and Amendment No. 2 dated December 13, 2024 (collectively, the "Schedule 13D"), relating to the shares of Common Stock, par value $0.001 per share, of ModivCare, Inc. All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Schedule 13D. Except as specifically provided herein, this Amendment No. 3 does not modify any of the information previously reported in the Schedule 13D.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 6 is hereby amended by adding at the end thereof the following:

On December 16, 2024, the Reporting Person and the Issuer executed a Confidentiality Agreement regarding discussions between the Reporting Person and the Issuer (the "Confidentiality Agreement"). The Confidentiality Agreement contains customary terms and expires no later than January 13, 2025.

## Signatures
- Q Global Capital Management, L.P.: /s/ Nelson Holm, Nelson Holm, Assistant Secretary of Q Global Advisors, LLC, its general partner (12/18/2024)